UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

SINO SHIPPING HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

      82935Q 100
(CUSIP Number)

Mr. Xinyu Zhang
No. 950 Dalian Road
Hi-Shanghai 8th Building, 5th floor
Shanghai, China

With a copy to:

     Len Breslow, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, New York 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2008
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935Q 100	13D

1	NAMES OF REPORTING PERSONS

Yongzheng International Marine Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		British Virgin Islands

	7	SOLE VOTING POWER	18,800,000 Shares

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER	18,800,000 Shares

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		18,800,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		76.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 82935Q 100	13D

1	NAMES OF REPORTING PERSONS

Xinyu Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		Peoples Republic of China

	7	SOLE VOTING POWER

	8	SHARED VOTING POWER	18,800,000 Shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER	18,800,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		18,800,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		76.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS		IN

ITEM 1.       Security and Issuer.

      This statement relates to the common stock, par value $.0001 per share (the “Common Stock”), of Sino Shipping Holdings Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is No. 950 Dalian Road, Hi-Shanghai 8th Building, 5th floor, Shanghai, China.

ITEM 2.       Identity and Background.

      (a)       The Schedule 13D is being filed by Yongzheng International Marine Holdings Co., Ltd., a British Virgin Islands company (“Yongzheng”). Mr. Xinyu Zhang is the President, Managing Director, and sole shareholder of Yongzheng. Yongzheng and Mr. Zhang are sometimes referred to herein as the “Reporting Persons.”

      (b)       The business address of Yongzheng and Mr. Zhang is No. 950 Dalian Road, Hi-Shanghai 8th Building, 5th floor, Shanghai, China.

      (c)       Yongzheng is a maritime shipping company. Mr. Xinyu Zhang is the President, Managing Director, and sole shareholder of Yongzheng.

      (d)       During the last five (5) years, neither Yongzheng nor Mr. Zhang has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)       During the last five (5) years, neither Yongzheng nor Mr. Zhang has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

      (f)       Yongzheng is a British Virgin Islands company. Mr. Zhang is a Chinese citizen.

ITEM 3.       Source and Amount of Funds or Other Consideration.

      On March 31, 2008, Yongzheng entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with the Company, Fountainhead Capital Partners Limited, an entity registered in Jersey (C.I.) (“FCHP”), Yongchen International Shipping Limited, a company incorporated in Hong Kong (“Yongchen”), Hengzhou International Shipping Limited, a company incorporated in Hong Kong (“Hengzhou”), and each of the other shareholders of Hengzhou. Pursuant to the Share Exchange Agreement, Yongzheng transferred 22,786,000 shares of Yongchen capital stock to the Company and 62,397,287 shares of Hengzhou capital stock to the Company in exchange for which Yongzheng received 18,800,000 shares of Common Stock, and an aggregate of 1,542,292 shares of Common Stock and warrants to purchase shares of Common Stock were issued by the Company to designees of Yongzheng for services rendered.

ITEM 4.       Purpose of Transaction.

      The Reporting Persons acquired the securities referenced herein for investment purposes.

ITEM 5.       Interests in Securities of the Issuer.

      (a)       Yongzheng is the beneficial owner of 18,800,000 shares of Common Stock, representing approximately 76.3% of the total outstanding shares of Common Stock of the Company. Mr. Zhang, being the

Managing Director and sole shareholder of Yongzheng, is deemed to be the beneficial owner of the 18,800,000 shares of Common Stock held by Yongzheng.

      (b)       Yongzheng has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the 18,800,000 shares of Common Stock owned by it. Mr. Zhang, being the Managing Director and sole shareholder of Yongzheng, is deemed to share the power to vote or direct the vote, and share power to dispose or direct the disposition, of the 18,800,000 of Common Stock owned by Yongzheng.

      (c)       Except as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty days by Yongzheng or Mr. Zhang.

      (d)       Not applicable.

      (e)       Not applicable.

ITEM 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In connection with the Share Exchange Agreement, the Company entered into a Ship Contribution Agreement, dated March 31, 2008, with Hengzhou and Yongzheng International Shipping Limited (“YISL”), a wholly-owned subsidiary of Yongzheng, pursuant to which YISL will contribute the vessel “Rong Da” to Hengzhou in exchange for that number of shares of the Company’s common stock with a Fair Market Value (as defined in the agreement) equal to the vessel purchase price. The Company also entered into a Ship Contribution Agreement, dated March 31, 2008, with Hengzhou and Huisheng International Shipping Limited, a wholly-owned subsidiary of Yongzheng, pursuant to which Huisheng will contribute the vessel “Rong Sheng” to Hengzhou in exchange for that number of shares of the Company’s common stock with a Fair Market Value (as defined in the agreement) equal to the vessel purchase price. Under both agreements, the vessel purchase price equals the vessel’s net realizable value as of the date the vessel is accepted for delivery by Hengzhou, as determined by an independent appraiser chosen by the Company’s non-employee directors (or as otherwise agreed by FHCP and the Company after the closing of the share exchange transaction), or its total build cost, whichever is lower.

      Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and between such persons and any other person with respect to the securities of the Company.

ITEM 7.       Material to be Filed as Exhibits.

      (a)       Joint Filing Agreement, dated April 3, 2008.

      (b)       Share Exchange Agreement, dated March 31, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 2, 2008).

      (c)       Ship Contribution Agreement, dated March 31, 2008, by and among the Company, Hengzhou International Shipping Limited, and Yongzheng International Shipping Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on April 2, 2008).

      (d)       Ship Contribution Agreement, dated March 31, 2008, by and among the Company, Hengzhou International Shipping Limited, and Huisheng International Shipping Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 2, 2008).

SIGNATURE

      After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: April 8, 2008

Yongzheng International Marine Holdings Co., Ltd.

By:/s/ Xinyu Zhang
Xinyu Zhang, President

/s/ Xinyu Zhang
Xinyu Zhang

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of common stock, $0.0001 par value per share, of Sino Shipping Holdings Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: April 3, 2008

Yongzheng International Marine Holdings Co., Ltd.

By:/s/ Xinyu Zhang
Xinyu Zhang, President

/s/ Xinyu Zhang
Xinyu Zhang